Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com
December 16, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attention: William A. Bennett, Esq. Division of Corporate Finance

Re:	Argyle Security Acquisition Corporation Form S-1 Registration Statement File No. 333-126569

Dear Mr. Bennett:

On behalf of our client, Argyle Security Acquisition Corporation, a Delaware corporation (the “Company,”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-1 (No. 333-126569) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

In accordance with discussions with the Staff over the last several days in connection with another blank check company filing, Amendment No. 6 has been revised to reflect that the 125,000 units being purchased by management will now be purchased in a private placement that will occur immediately prior to the public offering. Accordingly, the number of units covered by the Registration Statement has been reduced to reflect an offering of 3,625,000 units (and up to an additional 543,750 units to cover over-allotments). The “as adjusted” columns and the “Use of Proceeds” and “Dilution” sections in the Registration have been presented in accordance with the presentations contained in the final prospectus filed by Palm, Inc. in March 2000 in connection with its initial public offering.

Amendment No. 6 also responds to the comments we received by telephone from William Bennett of the Staff on Wednesday, December 14th as follows:

Securities and Exchange Commission
December 16, 2005

Comment Number	Response

1.
In response to the Staff’s comment that it was unclear why the redemption distribution to public stockholders is less than the liquidation distribution to public stockholders, we have clarified that the liquidation distribution is greater because it includes the deferred portion of the underwriter’s compensation and the $1,000,000 invested by the existing stockholders in a private placement that will occur immediately prior to the offering on page six of the prospectus.

2.	In response to the Staff’s comment that the deferral of the offering fees by the underwriters should be clarified on the cover page of the prospectus, we have clarified such deferral.

3.
In response to the Staff’s comment that the disclosure relating to the Company’s withdrawal of up to $600,000 of interest from the trust account should be clarified at appropriate places in the document, we have revised such language on the cover page of the prospectus and in several other places in the document in accordance with the Staff’s comments.

4.
In response to the staff’s comment relating to Rodman & Renshaw, LLC's (“Rodman”) market-making, it should be noted that the Securities Act of 1933, as amended, defines an “affiliate” of an issuer as “a person that directly, or indirectly through one or more intermediaries, controls…such issuer.” The question of whether an affiliate relationship exists is one of fact, to be determined on a case by case basis. We respectfully submit that both the Company and Rodman believe that Rodman does not meet the definition of an “affiliate” of the Company because, as a factual matter, it does not, and cannot, exercise control over the Company for the following reasons:
  Wesley Clark's beneficial ownership after the offering will represent only 1.5% of the outstanding voting stock. Messrs. Marbut and Chaimovski, on the other hand, will beneficially own 22.7% of the outstanding voting stock. Rodman clearly does not have a control relationship with the Company by virtue of Mr. Clark’s equity position.
  Wesley Clark is only one member of a four person board of directors and does not have sufficient voting power to compel or prevent any board action or otherwise exercise control over the Company’s affairs. Accordingly, Rodman does not have a control relationship with the Company by virtue of Mr. Clark’s board position.
In view of the foregoing, we trust the Staff will concur in Company’s and Rodman’s position that Rodman is not an affiliate of the Company and, therefore, not required to deliver a market-making prospectus.

Securities and Exchange Commission
December 16, 2005

We greatly appreciate your prompt attention to the Company’s filing. Should you have any questions concerning any of the foregoing, please call me at (212) 407-4935 or call Giovanni Caruso at (212) 407-4866.

Sincerely,

/s/ Fran M. Stroller

Fran M. Stroller
Loeb & Loeb LLP